          December 16, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Berry Plastics Group, Inc. (“Berry”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended September 28, 2013, which was filed with the U.S. Securities and Exchange Commission on December 11, 2013. This disclosure can be found on page 30 of the Annual Report on Form 10-K and is incorporated by reference herein. Berry made such disclosure based on information provided by other companies that may be deemed to be under common control with Berry and not because of any conduct by Berry.

Very truly yours,

Berry Plastics Group, Inc.

By:	/s/ Jason K. Greene
Jason K. Greene
EVP and General Counsel